UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ACTIVE POWER, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-30939	74-2961657
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2128 W. Braker Lane, BK 12, Austin, Texas	78758
(Address of principal executive offices)	(Zip Code)

James A. Powers (512) 836-6464
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

(a)	In 2013, Active Power manufactured flywheel-based uninterruptible power supply products and modular infrastructure solutions that contained conflict minerals, as defined in Item 1.01 of Form SD, that were necessary to the functionality or production of these products and solutions.

(b)	Active Power conducted in good faith a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the conflict minerals contained in the products and solutions that we manufactured originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources. The conflicts minerals in our products and solutions that are necessary for the functionality of those products originated from our purchases from third parties. As part of our RCOI, we:

•	beginning in September 2013, communicated our written conflict minerals sourcing policy and commitments to each of our suppliers of materials and components used in our products manufactured during 2013;
•	examined records of third party purchases of materials used in our products manufactured during 2013;
•	beginning in September 2013, sent a letter requesting completion of the Conflict Mineral Reporting Template of the EICC and the Global e-Sustainability Initiative (EICC--GeSI Reporting Template) to each of our suppliers of materials and components used in our products manufactured during 2013;
•	for those suppliers that did not respond fully or at all, we reviewed purchasing data and had discussions with Active Power personnel to determine which of those suppliers may include conflict minerals in their products; and
•	repeatedly contacted those suppliers that we determined may include conflict minerals in their products who did not promptly return a completed EICC—GeSI Reporting Template and encouraged them to respond.

As of May 29, 2014, all but one of the responding suppliers had asserted that either:

(A) the conflict minerals we obtained from the supplier contained in our products or solutions did not originate in the Democratic Republic of the Congo or an adjoining country, or came from recycled or scrap sources, or

(B) the supplier had no reason to believe that the conflict minerals we obtained from the supplier contained in our products or solutions may have originated in the Democratic Republic of the Congo or an adjoining country.

(c)	One responding supplier indicated that it knew or had reason to believe that tantalum and tin we obtained from the supplier and incorporated into our products or solutions had originated in the Democratic Republic of the Congo or an adjoining country, and did not come from recycled or scrap sources. Accordingly, we have exercised due diligence on the source and chain of custody of these conflict minerals that conforms to the Supplement on Tin, Tantalum and Tungsten included in the Organisation for Economic Co-operation and Development (“OECD”) framework: OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition. Active Power has filed a Conflict Minerals Report with respect to these conflict minerals.

The Conflict Minerals Report is disclosed on our publicly available Internet website, www.activepower.com, under “Corporate Governance” on our “Investor Relations” web page under a heading entitled "Sustainability," which is linked here: http://ir.activepower.com/phoenix.zhtml?c=122065&p=irol-govhighlights. The other information on our website does not constitute part of this report.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Active Power is filing its Conflict Minerals Report required by Item 1.01 as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Active Power, Inc.
(Registrant)

/s/ James A. Powers	June 2, 2014
Name: James A. Powers	(Date)
Title: Chief Financial Officer and Secretary